

May 13, 2011

<u>Via Email</u>
Mr. David Natan
Chief Executive Officer
Sunsi Energies Inc.
45 Main Street, Suite 309
Brooklyn, New York 11201

> **Re: SunSi Energies Inc.**
> **Form 10-K for Fiscal Year Ended May 31, 2010**
> **Filed August 30, 2010**
> **Amendment No. 2 to Form 10-K for Fiscal Year Ended May 31, 2010**
> **Filed May 3, 2011**
> **File No. 0-54312**

Dear Mr. Natan:

We have reviewed your amendment, and your letter dated May 3, 2011 and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended May 31, 2010 Filed August 30, 2010</u>

<u>Executive Compensation, page 17</u>

1.   We note your disclosure in Note 9 to the Consolidated Financial Statements, on page F-9, that "[o]n November 10, 2009 and February 9, 2010 the Company entered [into] agreements with its Director of Business Development and Chief Financial Officer, respectively, to pay each of these individuals $60,000 per year plus any documented out of pocket business expenses." Please file these agreements as exhibits with your next annual report. If they are not set forth in any formal document, please file a written

        description of each arrangement. See Item 601(b)(10)(iii) of Regulation S-K. In addition, in your next annual report, please provide the narrative disclosure that Regulation S-K, Item 402(o) requires regarding the material terms of the agreement with your Chief Financial Officer.

Amendment No. 2 to Form 10-K for Fiscal Year Ended May 31, 2010 Filed May 3, 2010

Exhibits

2.   We note that you have set forth an abbreviated exhibit index in Amendment No. 2. With respect to your future filings, please be advised that amendments must set forth the complete text of each item as amended. See Exchange Act Rule 12b-15.

      You may contact Craig Arakawa at (202) 551-3650, or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Parker Morrill at (202) 551-3696, or, in his absence, Alexandra Ledbetter at (202) 551-3317 or me at (202) 551-3745 with any other questions.

                        Sincerely,

                        /s/ H. Roger Schwall

                        H. Roger Schwall
                        Assistant Director